TimefireVR Inc.

7150 E. Camelback Rd.

Suite 444

Scottsdale AZ, 85251

October 10, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Folake Ayoola

Re: TimefireVR Inc.

Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A

Filed August 14, 2018

File No. 000-31587

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated September 12, 2018 (the “Comment Letter”) relating to Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) of TimefireVR Inc. (the “Company”) filed on August 14, 2018. The Company is simultaneously filing Amendment No. 3 to the Proxy Statement (the “Amendment”) with this response letter.

For your convenience, the Staff’s comment has been restated below in its entirety, with the Company’s response set forth immediately beneath the comment.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Proposal 2: Approval of Articles of Amendment to Our Articles of Incorporation…

Reasons for Amendment

1. You indicate that the company is engaged in the mining of bitcoin, ether and litecoin. Please revise your disclosure as follows:

•	Provide a detailed discussion of the steps you have taken to launch your mining operations and describe how you will fund those operations. In this regard, we note your disclosure in the Form 10-Q filed on August 14, 2018 that “in April 2018, the Company began its mining operations… It started out mining Bitcoin and later, in June 2018, expanded into the mining of ether. The revenue generated is valued by the cryptocurrency fair value on the date earned. Such amounts aggregated $8,917 for the six months ended June 30, 2018.”

Response: We have added disclosure under Proposal 2 of the Amendment detailing the steps we have taken to launch our mining operations and describe how we intend to fund our operations.

•	Describe the consensus mechanism of each blockchain network whose transactions you verify or will verify. In this regard, you should address any material differences between these consensus mechanisms; disclose the extent to which mining servers and associated equipment will be allocated to one digital asset versus another; and discuss the material implications for your financial condition and operating performance.

Response: We have added disclosure under Proposal 2 of the Amendment detailing the consensus mechanism of each blockchain network whose transactions we verify or will verify.

•	Disclose whether you intend to hold any digital assets that you receive as a reward or compensation for investment or to convert them into fiat currency after receipt. In this regard, we note your disclosure in the Form 10-Q filed on August 14, 2018 that “the Company is paid in cryptocurrency for its mining operations.”

Response: The Company has been using the cryptocurrency derived from its mining operations to reinvest in additional mining equipment and services. We have added disclosure under Proposal 2 of the Amendment detailing that we intend to convert the cryptocurrency we receive from mining into fiat currency in order to fund the Company’s operations or use the cryptocurrency directly to purchase equipment for the Company’s operations.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, the Company’s legal counsel, at 561-471-3507, mharris@nasonyeager.com.

Sincerely yours,

/s/ Jonathan Read
Jonathan Read
Chief Executive Officer

CC: Michael D. Harris, Esq.

Nason, Yeager, Gerson, White & Lioce, P.A.